August 17, 2007

VIA EDGAR

Office of Registration and Reports

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

RE:	PENNANTPARK INVESTMENT CORPORATION

File No. 814-00743

Ladies and Gentlemen:

On behalf of PennantPark Investment Corporation (the “Corporation”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) are the following documents:

1.	A copy of the Fidelity Bond and any riders thereto for the Corporation and other joint insureds (attached as Exhibit A); and

2.	A copy of the resolutions approved at the February 13, 2007 Meeting of the Board of Directors of the Corporation in which a majority of the Directors who are not “interested persons” of the Corporation as defined by Section 2(a)(19) of the 1940 Act approved the amount, type, form and coverage of the Fidelity Bond, the portion of the premium paid by the Corporation and the Joint Fidelity Bond Agreement (attached as Exhibit B); and

3.	A copy of the Joint Fidelity Bond Agreement, by and among the Corporation and other joint insureds, pursuant to paragraph (f) of Rule 17g-1 (attached as Exhibit C).

If the Corporation had not been named as a co-insured under this Joint Fidelity Bond Agreement, the Corporation would have maintained a single-insured bond in the amount of at least $900,000 as required under paragraph (d) of the Rule. An initial premium of $20,200 was paid for the period May 17, 2007 through May 17, 2008.

Please contact me at (212) 307-3273 if you have any questions.

Sincerely,

/s/ Aviv Efrat
Aviv Efrat
Chief Financial Officer and Treasurer
PennantPark Investment Corporation